European Bank for Reconstruction and Development DSTRBRPT

Exhibit (c)(ii)

25 May 2023

To:	European Bank for Reconstruction and Development

Attention:	Aziz Jurayev

Dear Sirs,

European Bank for Reconstruction and Development
USD 13,000,000 (TJS linked) 12.75 per cent. Notes due 30 May 2025
(the “Notes”)
issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)	We agree to pay:

(a)	the fees and expenses of our legal advisers;

(b)	the upfront fees and expenses of the Agent and any paying agents;

(c)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(d)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)	In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

We confirm that the Notes are not expected to be offered or sold in the United States.

The management and underwriting fee in respect of the Notes will be 0.40 per cent. of the principal amount of the Notes. The net proceeds of the issue are USD 12,948,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 22529.

ING Bank N.V., statutair gevestigd te Amsterdam, Handelsregister nr. 33031431 Amsterdam

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules we acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of the issue by signing and sending back to us a copy of the Pricing Supplement.

For:	ING Bank N.V.

By:	/s/ William de Vreede
William de Vreede

Delegated signatory

By:	/s/ Kris Devos
Kris Devos

Delegated signatory

ING Bank N.V., statutair gevestigd te Amsterdam, Handelsregister nr. 33031431 Amsterdam

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